August 4, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Peggy A. Fisher, Esq. Tim Buchmiller, Esq.

Re:	Alien Technology Corporation Registration Statement on Form S-1 Registration No. 333-133282

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, (the “Securities Act”), Alien Technology Corporation (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-133282), together with all exhibits and amendments thereto, including the application for confidential treatment of certain exhibits filed in connection therewith. The Company has determined not to proceed with the registration and sale of its common stock at this time. No shares of the Company’s common stock have been sold pursuant to the Registration Statement. The Company may undertake a subsequent private offering of securities in reliance on Rule 155(c) of the Securities Act.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would appreciate if you would please provide Mark Baudler of Wilson Sonsini Goodrich & Rosati, Professional Corporation, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (650) 493-6811.

Should you have any questions regarding this matter, please contact Mark Baudler at (650) 320-4597. Thank you for your assistance.

ALIEN TECHNOLOGY CORPORATION

/s/ Stavro E. Prodromou

Stavro E. Prodromou

President and Chief Executive Officer